SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                       ADVANCED TECHNICAL PRODUCTS, INC.
                               (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)


                                 007548 10 0
                                (CUSIP Number)


                                James S. Carter
                        3353 Peachtree Road, Suite 920
                            Atlanta, Georgia 30326
                                 (404) 231-7272
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                                 OCTOBER 31, 1997
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

  CUSIP NO. 007548 10 0                                        PAGE 1 OF 6 PAGES
--------------------------------------------------------------------------------


1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      James S. Carter

2.    Check the Appropriate Box if a Member of a Group (a) [ ]
                                                       (b) [ ]

3.    SEC Use Only

4.    Source of Funds
      OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization

      United States of America

Number of          7.   Sole Voting Power
Shares                       295,787
Beneficially       8.   Shared Voting Power
Owned by                       -0-
Each Reporting     9.   Sole Dispositive Power
Person With                  295,787
                  10.   Shared Dispositive Power
                               -0-
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      295,787

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13.   Percent of Class Represented by Amount in Row (11)

      5.3%

14.   Type of Reporting Person

      IN

  CUSIP NO. 007548 10 0                                        PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------
ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of Advanced Technical Products, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 3353 Peachtree Road, Suite 920, Atlanta, Georgia 30326.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a)     This statement is filed by James S. Carter.

        (b) The address of Mr. Carter is 3353 Peachtree Rd., Suite 920, Atlanta, Georgia.

        (c) Mr. Carter is the Chairman of the Board, President and Chief Executive Officer of the Company, whose business address is 3353 Peachtree Rd., Suite 920, Atlanta, Georgia.

        (d) Mr. Carter has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) Mr. Carter has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

        (f)     Mr. Carter is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

      TPG was formed in 1995 to acquire the business and assets of three operating units of the Brunswick Technical Group of Brunswick Corporation. At that time, James S. Carter acquired 35,625 shares of TPG Common Stock, representing 7.5% of the then issued and outstanding shares of TPG Common Stock. In consideration for the issuance of the TPG Common Stock, Mr. Carter executed and delivered to TPG a promissory note in the principal amount of $74,925, bearing 8% per annum and maturing on April 28, 2001. At the Effective Time, Mr. Carter's 35,625 shares of TPG Common Stock was converted into the right to receive 295,787 shares of the Common Stock. As a result of the Merger, Mr. Carter now beneficially owns 5.3% of the issued and outstanding shares of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

      On October 31, 1997 (the "Effective Time"), TPG Holdings, Inc. ("TPG") merged (the "Merger") with and into Lunn Industries, Inc. ("Lunn"), and Lunn, as the surviving corporation, changed its name to "Advanced Technical Products, Inc." The Merger was approved by the stockholders of TPG on October 29, 1997 and by the stockholders of Lunn on October 30, 1997.

  CUSIP NO. 007548 10 0                                        PAGE 3 OF 6 PAGES
--------------------------------------------------------------------------------
      As a result of the Merger, each share of the common stock, $0.01 par value per share, of TPG (the "TPG Common Stock") was converted into the right to receive 8.3028 shares of the Common Stock, subject to the cancellation of any of the Common Stock held in escrow for the former TPG stockholders if TPG fails to achieve a certain financial goal (the "Escrowed Stock"), each share of the common stock, $0.01 par value per share, of Lunn (the "Lunn Common Stock") was converted into the right to receive 0.1 share of the Common Stock, and each share of the preferred stock, $1.00 par value per share, of TPG was converted into the right to receive one share of the preferred stock, $1.00 par value per share, of the Company. Additionally, as a result of the Merger, the Company assumed all outstanding options to purchase TPG Common Stock (a "TPG Option"), all outstanding options to purchase Lunn Common Stock (a "Lunn Option") and all outstanding warrants to purchase Lunn Common Stock (a "Lunn Warrant"). Each such TPG Option will become exercisable for that number of whole shares of the Common Stock equal to the number of shares of TPG Common Stock covered thereby immediately prior to the Effective Time multiplied by 8.3028, subject to cancellation of any of the Escrowed Stock that is reserved for issuance upon exercise of such options, and each Lunn Option and Lunn Warrant will become exercisable for that number of whole shares of the Common Stock equal to the number of shares of Lunn Common Stock covered thereby immediately prior to the Effective Time multiplied by 0.1.

      As of the Effective Time, the Company retained, in its capacity as escrow agent, the Escrowed Stock. The number of shares constituting the Escrowed Stock equals 50% of (i) the shares of the Common Stock deliverable to each of the holders of TPG Common Stock pursuant to the Acquisition Agreement, and (ii) the number of shares of Common Stock reserved for issuance upon exercise of the TPG Options. If the net income after taxes, as calculated in accordance with generally accepted accounting principles, of the business of TPG and its subsidiaries, as constituted on August 22, 1997, for the year ending December 31, 1997 as determined by the Company (the "1997 TPG Net Income") is less than $4,000,000, then, within 30 days after the date the 1997 TPG Net Income is determined (the "Determination Date"), the Company shall immediately cancel the Canceled Stock (as defined below) and deliver to each of the holders of record as of the Effective Time of the TPG Common Stock and of the TPG Options who have exercised all or any part of such TPG Options, such person's pro rata shares of the Escrowed Stock not constituting the Canceled Stock, if any (all such shares of Escrowed Stock not so canceled is hereinafter referred to as the "Released Stock"), with the Company making, in good faith, any rounding determinations such that each such person's pro rata share of the Released Stock equals a whole number.

      The amount of the canceled stock (the "Canceled Stock") is determined by the following formula:

       4,000,000  X
--------------------------------- + X = 4,151,402
4,000,000 - 1997 TPG Net Income

      (with X = the number of shares of Canceled Stock; provided, however, that, for the purposes of calculation of the Canceled Stock, if the 1997 TPG Net Income is greater than or equal to $4,000,000, then the number of shares constituting the Canceled Stock shall be deemed to be zero, and if the 1997 TPG Net Income is less than zero, then the 1997 TPG Net Income shall be deemed to be zero).

  CUSIP NO. 007548 10 0                                        PAGE 4 OF 6 PAGES
--------------------------------------------------------------------------------
      As a result of the Merger, James S. Carter acquired 295,787 shares of the Common Stock. Mr. Carter currently intends to hold such shares for investment and has no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. Mr. Carter may, at any time and from time to time, review or reconsider his position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Carter is the beneficial owner of 295,787 shares of the Common Stock, which represents 5.3% of the issued and outstanding shares of the Common Stock.

      (b) Mr. Carter has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) above.

      (c) On October 31, 1997, Mr. Carter acquired all 295,787 shares of the Common Stock listed in Paragraph (a) above as a result of the Merger.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Carter.

      (e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On April 28, 1995, TPG loaned James S. Carter $74,925 to fund Mr. Carter's acquisition of 35,625 shares of TPG Common Stock. Mr. Carter executed a promissory note in favor of TPG, bearing interest at 8% per annum, the principal and interest of which mature on April 28, 2001. The promissory note from Mr. Carter is secured by a stock pledge agreement pursuant to which Mr. Carter pledged his shares of TPG Common Stock to TPG. As of December 31, 1996, an aggregate of $84,915 of principal and accrued and unpaid interest was due and owing under such note.

      On June 1, 1997, TPG entered into a three-year Employment Agreement with Mr. Carter to be effective upon consummation of the Merger. Pursuant to the Employment Agreement, Mr. Carter will serve in the capacity of Chairman of the Board, President and Chief Executive Officer of the Company. The Employment Agreement provides for a base salary of $265,000, subject to annual increases based, at a minimum, on the consumer price index for the previous year. Mr. Carter is also entitled to receive, subject to the discretion of the Board of Directors of the Company, annual bonuses up to 75% of his annual base salary. The Employment Agreement is terminable by the Company with or without cause, provided, however, that if the Company terminates Mr. Carter without cause, then Mr. Carter is entitled to continue to receive base salary and incentive bonuses for specified periods. The Employment Agreement further provides that if there is a "change in control" of the Company or a constructive termination of Mr. Carter without cause, then Mr. Carter is entitled to a lump-sum payment of a specified amount within 60 days of the effective date of

  CUSIP NO. 007548 10 0                                        PAGE 5 OF 6 PAGES
--------------------------------------------------------------------------------
termination. Following any termination of Mr. Carter's employment for cause or upon Mr. Carter's breach of the terms of the Employment Agreement, it is expected that he will be subject to non-disclosure and non-competition covenants for up to two years.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      None.

  CUSIP NO. 007548 10 0                                        PAGE 6 OF 6 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: November 10, 1997.

                                   JAMES S. CARTER

                               /s/ JAMES S. CARTER
                                   James S. Carter